

Mail Stop 6010

December 19, 2007

Mr. Charles R. Whitchurch
Chief Financial Officer
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061

      Re: **Zebra Technologies Corporation**
           Form 10-K for the Year Ended December 31, 2006
           File No. 000-19406

Dear Mr. Whitchurch:

      We have completed our review of your Form 10-K and have no further comments at this time. Please note that our review of your Definitive Proxy Statement filed on April 24, 2007 is still ongoing.

                  Sincerely,

                  Martin F. James
                  Senior Assistant Chief Accountant